UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45254P508

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254P508

1.	Names of Reporting Persons Todd M. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,138,968 (1)
	6.	Shared Voting Power 150,000 (2)
	7.	Sole Dispositive Power 2,138,968 (1)
	8.	Shared Dispositive Power 150,000 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,968 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6% (4)
12.	Type of Reporting Person IN

(1)	Consists of: (i) 100,000 shares owned directly by the Reporting Person; (ii) 275,000 shares owned directly by Pickup Grandchildren’s Trust; (iii) 100,000 shares owned directly by Pickup Living Trust; (iv) 300,000 shares owned directly by Vintage Trust II, dated July 19, 2007 (the “Trust”); (v) 898,851 shares of the Company’s Common Stock that the Trust has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2018 issued to the Trust by the Company, at the initial conversion price of $10.875 per share; and (vi) 465,117 shares of the Company’s Common Stock that the Trust has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, over all of which shares the Reporting Person exercises sole investment and voting power.
(2)	Consists of: (i) 100,000 shares owned directly by Plus Four Equity Partners, L.P.; and (ii) 50,000 shares owned directly by Vintage Trust, dated October 28, 1993, over all of which shares the Reporting Person shares investment and voting power.
(3)	Consists of the sum of all shares referenced in footnotes (1) and (2) above.
(4)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13G are calculated based upon the sum of: (i) 10,322,602 shares of the Company’s Common Stock outstanding as of November 4, 2015, as reported in the Company’s quarterly report on Form 10-Q filed on November 9, 2015; (ii) 898,851, the number of shares of the Company’s Common Stock that the Trust has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2018 issued to the Trust by the Company, at the initial conversion price of $10.875 per share; and (iii) 465,117, the number of shares of the Company’s Common Stock that the Trust has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share.

CUSIP No. 45254P508

1.	Names of Reporting Persons Vintage Trust II, dated July 19, 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,663,968 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,663,968 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,968
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2% (2)
12.	Type of Reporting Person OO

(1)	Consists of: (i) 300,000 shares owned directly by the Reporting Person; (ii) 898,851 shares of the Company’s Common Stock that the Reporting Person has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2018 issued to the Reporting Person by the Company, at the initial conversion price of $10.875 per share; and (iii) 465,117 shares of the Company’s Common Stock that the Reporting Person has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Reporting Person by the Company, at the initial conversion price of $21.50 per share, over all of which shares Mr. Pickup exercises sole investment and voting power.
(2)	The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13G are calculated based upon the sum of: (i) 10,322,602 shares of the Company’s Common Stock outstanding as of November 4, 2015, as reported in the Company’s quarterly report on Form 10-Q filed on November 9, 2015; (ii) 898,851, the number of shares of the Company’s Common Stock that the Reporting Person has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2018 issued to the Reporting Person by the Company, at the initial conversion price of $10.875 per share; and (iii) 465,117, the number of shares of the Company’s Common Stock that the Reporting Person has the right to acquire at any time by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Reporting Person by the Company, at the initial conversion price of $21.50 per share.

This Amendment No. 4 to Schedule 13G amends the Schedule 13G originally filed by Todd M. Pickup with the Securities and Exchange Commission on April 19, 2013, as amended by Amendment No. 1 thereto filed on April 30, 2013, as further amended by Amendment No. 2 thereto filed on February 14, 2014, and as further amended by Amendment No. 3 thereto filed on February 12, 2015.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Impac Mortgage Holdings, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices:

The Company’s principal executive offices are located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.

(a)	Name of Person Filing:

This Amendment No. 4 to Schedule 13G is being filed by Todd M. Pickup and Vintage Trust II, dated July 19, 2007 (the “Trust”), with respect to the Common Stock, par value $0.01 per share, of the Company. Mr. Pickup is the Trustee of the Trust, and may be deemed to be the beneficial owner of the shares of Common Stock owned by the Trust.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Todd M. Pickup is 1600 E. Coast Highway, Newport, California 92660. The address of the principal business office of the Trust is 2532 Dupont Drive, Irvine, California 92612.

(c)	Citizenship:

Todd M. Pickup is a U.S. citizen. The Trust is a trust organized under the laws of the State of Nevada.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

45254P508

Item 3.

Not Applicable.

Item 4. Ownership.

A: Todd M. Pickup

(a) Amount beneficially owned: 2,288,968

(b) Percent of class: 19.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,138,968

(ii) Shared power to vote or to direct the vote: 150,000

(iii) Sole power to dispose or to direct the disposition of: 2,138,968

(iv) Shared power to dispose or to direct the disposition of: 150,000

B. Vintage Trust II, dated July 19, 2007

(a) Amount beneficially owned: 1,663,968

(b) Percent of class: 14.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,663,968

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,663,968

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

/s/ Todd M. Pickup
TODD M. PICKUP

VINTAGE TRUST II, DATED JULY 19, 2007

By:	/s/ Todd M. Pickup
Name: Todd M. Pickup
Its: Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Amendment No. 4 to Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Amendment No. 4 to Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Amendment No. 4 to Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2016

/s/ Todd M. Pickup
TODD M. PICKUP

VINTAGE TRUST II, DATED JULY 19, 2007

By:	/s/ Todd M. Pickup
Name: Todd M. Pickup
Its: Trustee